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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                           EFI Electronics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   268428-20-8
                  ---------------------------------------------
                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 27, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)                   Page 1 of 5

CUSIP No. 268428-20-8             SCHEDULE 13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
 1     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

         Richard D. Clasen
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) |_|
                                                                  (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only


--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                      |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization


         United States
--------------------------------------------------------------------------------
                          7     Sole Voting Power

                                  329,051    (includes 95,000 shares underlying
                                              currently exercisable options)
   Number of           ---------------------------------------------------------
    Shares                8     Shared Voting Power
 Beneficially
   Owned by                       123,748
    Each               ---------------------------------------------------------
  Reporting               9     Sole Dispositive Power
   Person
    With                          329,051    (includes 95,000 shares underlying
                                              currently exercisable options)
                       ---------------------------------------------------------
                         10     Shared Dispositive Power

                                  123,748
--------------------------------------------------------------------------------
 11    Aggregate Amount Beneficially Owned by Each Reporting Person

         452,799    (includes 95,000 shares underlying currently exercisable
                     options)
--------------------------------------------------------------------------------
 12    Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
       Instructions)                                                  |_|

--------------------------------------------------------------------------------
 13    Percent of Class Represented by Amount in Row (11)

         8.4%
--------------------------------------------------------------------------------
 14    Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP No. 268428-20-8             SCHEDULE 13D                 Page 3 of 5 Pages
--------------------------------------------------------------------------------
          This Amendment No. 2 to the Schedule 13D of Richard D. Clasen amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 7, 1996 and Amendment No. 1 thereto filed on October 2, 1997.
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         (a)      No change.

         (b)      No change.

         (c) Address of Issuer's Principal Executive Office: 1751 South 4800 West, Salt Lake City, UT 84104.

Item 2.           Identity and Background

         (a)      No change.

         (b)      Business  Address:  1751 South 4800 West,  Salt Lake City,  UT
                  84104.

         (c)      No change.

         (d)      No change.

         (e)      No change.

         (f)      No change.

Item 3.           Source and Amount of Funds or Other Consideration

         No change.

Item 4.           Purpose of Transaction

         On January 27, 1998, the Issuer's Board of Directors approved a grant of 50,000 shares of the Common Stock to the Reporting Person. No consideration was paid for such shares.

         The Reporting Person reserves the right to purchase additional securities of the Issuer or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a) As of January 27, 1998, the aggregate number of shares of the Common Stock beneficially owned by the Reporting Person was 452,799 shares, which represented 8.4% of the outstanding shares of the Issuer.

         (b) As of January 27, 1998, the Reporting Person had sole power to vote, direct the vote, dispose of or direct the disposition of 329,051 shares of the Common Stock, of which 95,000 shares of the Common Stock were subject to currently exercisable options. As of January 27, 1998, the Reporting Person

CUSIP No. 268428-20-8             SCHEDULE 13D                 Page 4 of 5 Pages

shared the power to vote, direct the vote, dispose and direct the disposition of 123,748 shares of the Common Stock with his spouse, Barbara J. Clasen. Mrs. Clasen is not employed outside of the home, has not been convicted in a criminal proceeding during the last five years, has not been a party to any civil proceedings during the last five years and is a U.S. citizen.

         (c) On October 16, 1998, (i) the Reporting Person's IRA purchased 1,000 shares of the Common Stock on the open market at a price of $1.125 per share and
(ii) Mrs. Clasen's IRA purchased 2,000 shares of the Common Stock on the open market at a price of $1.125 per share. On August 31, 1998, the Reporting person purchased 3,500 shares on the open market at a price of $1.4375 per share.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 329,051 shares of the Common Stock. No person other than the Reporting Person and Mrs. Clasen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 123,748 shares of the Common Stock.

         (e) Not applicable.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             Respect to Securities of the Issuer

             No change.

Item 7.      Material to Be Filed as Exhibits

             None.

CUSIP No. 268428-20-8             SCHEDULE 13D                 Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ RICHARD D. CLASEN                                    Date: November 18, 1998
-------------------------------------                    -----------------------
Richard D. Clasen